Exhibit 1(b)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF TRUST

OF

MERRILL LYNCH REAL INVESTMENT FUND

This Certificate of Amendment to the Certificate of Trust is being executed as of September     , 2006 for the purpose of amending the Certificate of Trust filed with the Secretary of State of the State of Delaware on January 7, 2004 pursuant to the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq. (the “Act”).

The undersigned hereby certifies as follows:

1. The name of the statutory trust is Merrill Lynch Real Investment Fund (the “Statutory Trust”).

2. The name of the Statutory Trust formed is hereby changed to BlackRock Real Investment Fund.

3. This Certificate of Amendment to the Certificate of Trust of the Statutory Trust shall become effective at 5:00 p.m. on September 29, 2006.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Statutory Trust, has duly executed this Certificate of Amendment as of the day and year first above written.

TRUSTEE:

Name: